Filed by Willis Group Holdings Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Hilb Rogal & Hobbs Company

Subject Company’s Commission File No.: 000-15981

The following message to Willis associates was posted to www.willis.com on June 8, 2008.

Associate Message from Willis CEO/”Good Morning Willis”

Dear Associates:

I have fantastic news. Willis Group Holdings has agreed to a business combination with Hilb Rogal & Hobbs, one of the leading insurance brokers in the United States (please see the attached press release).

This dynamic transaction is a unique opportunity for us to accelerate our growth and deliver more value for our clients. It’s truly transformational for our North America business. By combining forces, we will double our revenues in North America and greatly strengthen our position in several very attractive markets.

Our two companies have a highly complementary “footprint.” HRH has significant operations in important areas in North America like California, Florida, Texas, Illinois, New Jersey, New York, Boston and Philadelphia, which will greatly expand our reach and capabilities. And, HRH clients will benefit from our strong international presence.

In particular, we will more than double Willis’s North America revenues in Employee Benefits, an already strong area of expertise that Willis has targeted for further growth. And, we will greatly bolster our position as the leading middle market broker and reinforce our large account presence. HRH’s international operations will also complement Willis’s substantial presence in the London market.

As we blend our businesses, we plan to draw upon the outstanding advantages of both companies to give our clients the best of both worlds. Willis brings global reach and expertise, while HRH brings added talent and local market presence.

HRH’s complementary strengths and geographic footprint will help us accelerate the performance momentum we’ve achieved through our Shaping our Future strategy. Together, we will extend the diversity of our business mix. Associates of the combined company will benefit from enhanced career paths in a stronger, more diverse global enterprise with leadership positions in key areas.

HRH has some of the best brokers in the world and I’m proud to have the opportunity to partner with people of this caliber. Our companies share the same passion for working as one cohesive team to serve clients. And, we know HRH shares our vision to become the best insurance brokerage company in the world. There’s no limit to what we can accomplish together.

In the last few weeks, we’ve spent a great deal of time with the HRH team, and I can assure you they are as fired up as we are about this business combination. I’m confident that our two organizations will be a great fit.

Over the next month, Don Bailey and I will be joining with the HRH senior team to meet personally with Willis and HRH Associates in 14 states to discuss the opportunities presented by the combined company and to answer questions. We anticipate closing the deal in the fourth quarter and, following closing, the new organization in North America will be renamed Willis HRH to reflect the importance of both companies. It will be led by an Office of the Chairman including Don Bailey as Chairman and CEO, F. Michael Crowley of HRH as President and Martin L. Vaughan, III, the HRH CEO, as Vice Chairman of Willis Group Holdings.

I want to thank you for your continued hard work and dedication to our clients and our company, and I assure you that we will provide you with as much information as possible about the integration process as this exciting journey unfolds.

I greatly appreciate your continued focus on our clients during the coming months. Because of your passionate and energetic commitment to our business, we are in a great position to succeed. As I’ve said before, we have the best team, the best strategy and the will to win. Let’s keep our momentum going!

Sincerely,

Joe Plumeri

Forward Looking Statements

This communication may contain forward-looking information regarding Willis Group Holdings Limited (“Willis”) and Hilb Rogal & Hobbs (“HRH”) and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’ directors and executive officers is available in HRH’ proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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